UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File No. 0-53646

Eagleford Energy Corp.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

TABLE OF CONTENTS

1. Eagleford Energy Corp. Material Change Report and News Release issued by the Company on December 23, 2015, as filed on Sedar on December 23, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 24, 2015	EAGLEFORD ENERGY CORP.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

iTEM 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eagleford Energy Corp. (“Eagleford” or the "Company")
Suite 1505, 1 King Street West,
Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

December 22, 2015

Item 3.	News Release

Attached as Schedule “A” is a press release issued by the Company on December 23, 2015, and disseminated using a Canadian news wire service.

Item 4.	Summary of Material Change

The Company announced changes to the board of directors.

Item 5.	Full Description of Material Change

The Company announced that Colin McNeil, P. Geoph (“McNeil”) resigned as a director of the Corporation and John Budden has been appointed as a new director of the Corporation, effective December 22, 2015.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, President

	Telephone:	416 364-4039
	Facsimile:	416 364-8244

Item 9.	Date of Report

December 23, 2015

Schedule “A”

FOR IMMEDIATE RELEASE

Eagleford Energy Board Changes

Toronto, Canada December 23rd, 2015 – Eagleford Energy Corp. (OTCQB “EGFDF”) (“Eagleford Energy” or the “Corporation”), announces that Colin McNeil, P. Geoph (“McNeil”) resigned as a director of the Corporation and John Budden has been appointed as a new director.

John Budden has over 50 years of diverse, domestic and international investment experience. He co-founded Rabin Budden Partners in the 1980’s with Ted Rabin and in 1989 was appointed President & CEO of Dynamic Fund Management. Since 1992, his Ottawa/Boston based consulting practice has advised major international financial services companies on mergers and acquisitions, strategic alliances and emerging trends. Over the years, he has introduced a select group of great core and alternative investment managers to major pensions, endowments and family offices.

The Corporation extends its appreciation to Colin McNeil for his many contributions to the Company and its shareholders over the years.

For further information, please contact:

Eagleford Energy Corp.

Investor Relations

Telephone: 832 301 0519

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244